FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  July 19, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 19 July, 2005


19 July 2005

                            British Energy Group plc

                               Section 198 Notice


British Energy Group plc (the "Company") has received notification as required by Section 198 of the Companies Act 1985 that the registered shareholder mentioned below has an interest in the Company's voting shares stated below, such shares being equal to or more than 3% of the nominal value of the Company's voting share capital.

1. Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, PA 15241 USA, has become interested in the following shares of the Company:

     Number of Shares                                  Class of Share
     17,140,150                                        Ordinary

2.   The registered holder of the above shares is as follows:

     Registered Holder                     Number of Shares       Class of Share
     Goldman Sachs Nominees Limited        17,140,150             Ordinary


On 12 July 2005, the Company disclosed that Duquesne Capital Management, L.L.C had a notifiable interest in 16,340,150 shares.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 19, 2005                       BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations